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Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Six Months Ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Income from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle effect	$824	$1,742	$1,758	$2,435	$2,833	$2,203
Add: estimated fixed charges	328	647	643	634	588	588
Add: estimated amortization of capitalized interest	6	10	13	14	15	12
Less: interest capitalized	(3)	(9)	(13)	(24)	(44)	(49)

Total earnings available for fixed charges	1,155	2,390	2,401	3,059	3,392	2,754
Estimate of interest factor on rentals	25	54	57	69	79	81
Interest expense, including amortization of premiums, discounts and debt issuance costs	300	584	573	541	465	458
Interest capitalized	3	9	13	24	44	49

Total fixed charges	$328	$647	$643	$634	$588	$588

Ratio of earnings to fixed charges	3.5	3.7	3.7	4.8	5.8	4.7

        Until May 1, 2004, Qwest Corporation provided wireless services through its wholly owned subsidiary, Qwest Wireless LLC ("Qwest Wireless"). On May 1, 2004, we transferred ownership of Qwest Wireless to an affiliate. As a consequence, we no longer have wireless operations, and the results of operations and the financial position of Qwest Wireless have been reclassified in our consolidated financial statements to be included in discontinued operations. Amounts shown in this schedule have also been revised to conform to the current presentation of our consolidated financial statements.

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QWEST CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)